Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

December 4, 2012

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez
Mr. Steve Lo
Mr. John Archfield
RE:	LipoScience, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Registration No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), we are transmitting for filing Amendment No. 6 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-175102 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to Amendment No. 5 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 27, 2012, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Williamson.

The Amendment is being filed in response to comments received from the Staff by letter dated November 16, 2012 with respect to Amendment No. 5 to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

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December 4, 2012

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General

1.	We note revised disclosure indicating that you received FDA approval for Vantera in August and that you plan to begin making it commercially available in 2012. Please revise to further clarify the significant actions that need to be taken prior to commercialization. It is unclear, for example, if you have been marketing Vantera since August.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 2, 5, 46, 88 and 96 of the Amendment. The Company supplementally advises the Staff that it has been in discussions with diagnostic laboratories for the potential placement of the Vantera system in those laboratories but to date it has not yet conducted any marketing activities related to the Vantera system beyond contract negotiations, laboratory operator training, laboratory site surveys and system validation. The Company has also been updating the Vantera system software and labeling to conform to its status as an FDA-cleared product. However, none of the software or labeling updates requires an amendment to the FDA premarket notification or any other regulatory filing.

2.	Also, where you state in the summary that Vantera was cleared “recently” or in August, please revise to also briefly explain the limitations on the clearance given the outstanding 510(k) proposal as well as the inability of third-party laboratories to directly receive the “second-page results” or non-cleared portions of your tests.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 4 of the Amendment to conform to the existing disclosure on pages 26 and 91 of the Amendment.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

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December 4, 2012

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Response to Comment 3:

The Company has supplementally provided to the Staff, in care of Mr. Williamson, a copy of the slide presentation that has been used by the Company in meetings with potential investors in reliance on Section 5(d) of the Securities Act. No other written communications have been presented by the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company supplementally advises the Staff that it is not aware of any research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act.

4.	We note the materials provided in response to prior comment 1 from our letter dated May 23, 2012 and your existing disclosure on page 1 that a 2008 joint consensus statement by the American Diabetes Association “recognized that direct LDL particle measurement by NMR may be a more accurate way to capture the risk posed by LDL than is traditional LDL-C measurement.” The 2008 statement appears to suggest that “there is a need for more independent data confirming the accuracy of the method and whether its CVD predictive power is consistent across various ethnicities, ages, and conditions that affect lipid metabolism.” (See page 1516). Please advise us of the meaning of this qualification and, if necessary, ensure that your existing statements about the report are appropriately balanced.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 91 of the Amendment. The Company supplementally advises the Staff that it believes the qualifications contained in the ADA/ACC joint consensus statement are customary and intended to encourage the development of additional clinical data and support of clinical conclusions, rather than reflecting any particular concern with respect to direct LDL particle measurement using NMR.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Overview

5.	We note the recent FDA clearance of your Vantera system and plan to selectively place the system on-sight at clinical labs and hospitals. Please revise here, under Liquidity and Capital Resources and elsewhere as appropriate to address your plans in greater detail. It is unclear, for example,

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•	whether you anticipate maintaining ownership of these systems and what impact that may have on your liquidity, capital resources, and maintenance expenses;

•	whether tests on these systems will be priced on a wholesale model versus a direct model; and,

•	whether you anticipate any sales substitution during the initial rollout period.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 46, 47 and 59 of the Amendment.

Critical Accounting Policies and Significant Judgments and Estimates, page 60

Stock-Based Compensation Expense, page 61

Determination of the Fair Value of Common Stock on Grant Dates, page 63

Common Stock Valuation Methodologies, page 64

Contemporaneous Valuation as of March 31, 2012, page 77

6.	We note the substantial reduction in the per share value under the sale scenario as of March 31, 2012 ($1.98 per share) and June 30, 2012 ($2.29 per share) compared to the sale scenario as of December 31, 2011 ($4.46 per share). Please revise to clearly describe the changes in assumptions and/or intervening events that occurred under the sale scenario between these valuation dates that caused the substantial reduction in the estimated per share value of common stock as of March 31, 2012 and June 30, 2012 compared to the value as of December 31, 2011.

Response to Comment 6:

In response to the Staff’s comment, the Company has added disclosure on pages 78 and 79 of the Amendment.

Index to Financial Statements, page F-1

7.	Please update your financial statements, as applicable, pursuant to Rule 3-12 of Regulation S-X.

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December 4, 2012

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Response to Comment 7:

The Company has updated its financial statements in the Amendment pursuant to Regulation S-X.

Notes to Financial Statements, page F-7

Description of Business and Significant Accounting Policies, page F-7

Immaterial Correction of an Error, page F-8

8.	We note that in the second quarter of 2012 you corrected an immaterial error in the amount of $0.3 million to increase depreciation expense and accumulated depreciation; and that the adjustments should have been recognized during fiscal years 2008, 2009, 2010 and 2011 in the amounts of $25,000, $90,000, $90,000 and $90,000, respectively. Please supplementally provide us your qualitative and quantitative analysis to support your conclusion that these errors were not material. At a minimum, please include a discussion of the effect of the errors on your income (loss) from operations, net income (loss) and net income (loss) per share for each fiscal year.

Response to Comment 8:

The Company supplementally advises the Staff that, based upon its review of the applicable authoritative literature, as well as the detailed analysis set forth below, the Company’s management concluded that the error correction was not material to the previously disclosed financial statements from 2008 to 2011 and that its decision to record the cumulative adjustment in the interim financial statements for the quarter ended June 30, 2012 was appropriate, based on the stage of the Company’s operations and the performance measures that are considered important to its existing and potential investors.

Detailed Discussion and Analysis

As stated in SEC Staff Accounting Bulletin No. 99 (“SAB 99”), materiality concerns the significance of an item to user of the entity’s financial statements. A matter is “material” if there is substantial likelihood that a reasonable person would consider it important. An assessment of materiality requires that one views the facts in the context of the “surrounding circumstances” or “total mix” of information. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.

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December 4, 2012

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I.	Evaluation of the materiality of error corrections

Quantitative assessment:

The following schedule sets forth the annual depreciation expense and accumulated depreciation impact in each of the affected periods:

2008		2009		2010		2011		6 mos. 2012
# of months	Dep. Exp.	# of months	Dep. Exp.	# of months	Dep. Exp.	# of months	Dep. Exp.	# of months	Dep. Exp.
2	$5,023	12	$30,137	12	$30,137	12	$30,137	6	$15,068.55
6	$14,958	12	$29,916	12	$29,916	12	$29,916	6	$14,957.80
2	$5,052	12	$30,314	12	$30,314	12	$30,314	6	$15,157.00

	$25,033		$90,367		$90,367		$90,367		$45,183.35

Cumulative	$25,033		$115,400		$205,766		$296,133		$341,316

The following schedule sets forth the annual income statement impact on the specific financial statement line item affected by the identified error in each of the previously disclosed financial statements. Table 1 below is based on the iron curtain method of evaluating errors and therefore only focuses on the impact of the error corrections assuming the balance sheet is corrected at the respective period-end dates and does not consider the turnaround impact of prior period errors. Table 2 is based on the roll over method and considers the turnaround impact of the prior period errors.

Table 1. Iron Curtain Method

	2008	2009	2010	2011	6 mos ended 2012
R&D expense	$7,245,000	$6,156,000	$7,276,000	$7,808,000	$4,588,791
% impact	0.3%	1.9%	2.8%	3.8%	0.0%

Operating expense	$25,346,000	$26,166,000	$27,153,000	$37,663,000	$20,481,074
% impact	0.1%	0.4%	0.9%	0.8%	0.0%

Operating income/(loss)	$(3,746,000)	$755,000	$4,076,000	$(385,000)	$2,200,534
% impact	0.7%	-15.3%	-5.0%	76.9%	0.0%

Net income/(loss)	$(3,634,000)	$258,000	$4,312,000	$(548,000)	$1,833,958
% impact	0.7%	-44.7%	-4.8%	54%	0.0%

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Table 2. Roll Over Method

	2008	2009	2010	2011	6 mos ended 2012
R&D expense	$7,245,000	$6,156,000	$7,276,000	$7,808,000	$4,588,791
% impact	0.3%	1.5%	1.2%	1.2%	-6.5%

Operating expense	$25,346,000	$26,166,000	$27,153,000	$37,663,000	$20,481,074
% impact	0.1%	0.3%	0.3%	0.2%	-1.4%

Operating income/(loss)	$(3,746,000)	$755,000	$4,076,000	$(385,000)	$2,200,534
% impact	0.7%	-12.0%	-2.2%	23.5%	13.5%

Net income/(loss)	$(3,634,000)	$258,000	$4,312,000	$(548,000)	$1,833,958
% impact	0.7%	35.0%	-2.1%	16.5%	16.1%

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December 4, 2012

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Table 3. Net (loss) income per share attributable to common stockholders – Basic and Diluted

	Years Ended December 31,				Six Months Ended June 30
	2008	2009	2010	2011	2012
Errors Identified:
Iron Curtain Method	$25,033	$115,400	$205,766	$296,133	$—
Roll Over Method	$25,033	$90,367	$90,367	$90,367	$(296,133)

Previously Disclosed or Prior to Adjustments:
Net Loss (Income)	$(3,634,292)	$257,843	$4,312,021	$(548,000)	$1,833,958
Net Loss (Income) attributable to CS - Basic	$(4,674,292)	$(782,157)	$616,932	$(1,160,602)	$359,539
Net Loss (Income) attributable to CS - Diluted	$(4,674,292)	$(782,157)	$920,094	$(1,160,602)	$554,143
Basic - Shares	3,290,908	3,292,619	3,323,389	3,451,585	3,512,437
Diluted Shares	3,290,908	3,292,619	5,595,403	3,451,585	6,236,751
Net Loss (Income) per share - Basic	$(1.42)	$(0.24)	$0.19	$(0.34)	$0.10
Net Loss (Income) per share - Diluted	$(1.42)	$(0.24)	$0.16	$(0.34)	$0.09

Revised EPS Calculation per Iron Curtain Method:
Net Loss (Income attributable) to CS - Basic	$(4,699,325)	$(897,557)	$578,135	$(1,456,735)	$359,539
Net Loss (Income attributable) to CS - Diluted	$(4,699,325)	$(897,557)	$862,232	$(1,456,735)	$554,143
Basic - Shares	3,290,908	3,292,619	3,323,389	3,451,585	3,512,437
Diluted Shares	3,290,908	3,292,619	5,595,403	3,451,585	6,236,751
Net Loss (Income) per share - Basic	$(1.43)	$(0.27)	$0.17	$(0.42)	$0.10
Net Loss (Income) per share - Diluted	$(1.43)	$(0.27)	$0.15	$(0.42)	$0.09
% Impact - Basic	1%	15%	-6%	26%	0%
% Impact - Diluted	1%	15%	-6%	26%	0%

Revised EPS Calculation per Roll Over Method:
Net Loss (Income attributable) to CS - Basic	$(4,699,325)	$(872,524)	$599,893	$(1,250,969)	$301,483
Net Loss (Income attributable) to CS - Diluted	$(4,699,325)	$(872,524)	$894,682	$(1,250,969)	$464,664
Basic - Shares	3,290,908	3,292,619	3,323,389	3,451,585	3,512,437
Diluted Shares	3,290,908	3,292,619	5,595,403	3,451,585	6,236,751
Net Loss (Income) per share - Basic	$(1.43)	$(0.26)	$0.18	$(0.36)	$0.09
Net Loss (Income) per share - Diluted	$(1.43)	$(0.26)	$0.16	$(0.36)	$0.07
% Impact - Basic	1%	12%	-3%	8%	-16%
% Impact - Diluted	1%	12%	-3%	8%	-16%

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While the impact of the errors identified could be interpreted as significant in the cases where the percentage impact on individual line items was greater than 5%, the following discussion addresses the reasons for the higher impact of the errors in those periods and whether or not any significant trends in earnings are impacted.

•

2009 – As demonstrated in the tables above, the impact of the errors is greater than 5% based on both the iron curtain and roll-over methods to operating income, net income and EPS. As seen in the trends of earnings in prior years, the Company has historically operated in a net loss position, as the Company has invested heavily in its proprietary technology, and therefore incurred significant losses to date. Only in recent years has the Company started to approach break even and fluctuate between profit and loss. As seen above, 2009 was the first year the Company actually made a profit, albeit a very small one. Net income (loss) was not a key metric to the Company’s investors, as even though net sales continued to increase year over year, the Company had not achieved the critical mass necessary to sustain profitability. Given that the Company was slightly over break-even in 2009, the percentage impact of the error identified is greatly exaggerated. From a trend perspective, net income (or earnings) before correction of the errors in 2009 increased by 107%. After correction of the errors, the increase in earnings was very similar at 104% both before and after the turnaround effect. This is true for operating income and EPS as well. Operating income in 2009 before correction of the errors increased 120%. After correction of the errors, the increase in operating income was at 117% both before and after the turnaround effect. EPS in 2009 before correction of errors increased by 83%. After correction of the errors, the increase in EPS was at 81% before and after turnaround.

•

2010 – The trends in earnings in 2010 (before correction of the errors) reflected the fact that the Company actually slowed down its investment in the business, especially in the area of sales and marketing, due to the fact that there was not sufficient capital to increase spending to fuel growth. Therefore, the Company finished the year with net income which was 1,571% higher than in the prior year. After correction of the errors identified, the increase in earnings was 1,492% before turnaround and 1,536% after turnaround. From an operating income perspective, the trends are similar in that operating income increased 440% before correction of the errors, and increased by 413% before turnaround, and 428% after turnaround (that is after correction of error corrections in both 2009 and 2010). EPS in 2010 before correction of the errors increased by 178%. After correction of the errors, the increase in EPS was similar at 173% before turnaround and 176% after turnaround.

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•

2011 – The Company returned to essentially a break even position from an operating income (loss) and net income (loss) perspective in 2011. That was primarily due to increased investment in the business and additional infrastructure as a result of the Company’s anticipated IPO. The Company filed its initial Form S-1 in June 2011. As disclosed in the Company’s Form S-1, the Company expected to incur losses for at least the next several years as the Company increases expenses in an effort to increase market share of its NMR Lipoprofile test and to develop new diagnostic tests. The Company experienced a decrease in net income (loss) of 113% in 2011 before correction of the identified errors. The downward trend in 2011 was similar after correction of the errors, resulting in a 120% decrease in net income (loss) both before turnaround and a 115% decrease after turnaround. From an operating income perspective, the trends are similar in that operating income decreased 109% before correction of the errors, and decreased by 117% before turnaround and 112% after turnaround. EPS in 2011 before correction of the errors decreased by 281%. After correction of the errors, the decrease in EPS was similar at 327% before turnaround and 295% after turnaround.

•

2012 – The Company’s earnings for the six months ended June 30, 2012 was positive. The net income for the six months ended June 30, 2012, before correction of the identified error, increased 435% from the full year 2011. The trend in 2012 was similar after correction of the errors resulting in a 435% increase in net income (loss) before and 489% after turnaround. From an operating income perspective, the trends are similar in that operating income increased 672% before correction of the errors, and still increased by 672% before turnaround and 748% after turnaround. EPS in 2012 before correction of the errors increased by 130%. After correction of the errors, the increase in EPS was similar at 130% before turnaround and 126% after turnaround.

Based on the above analysis, the Company has concluded that the trends in operating income, net income and EPS are not significantly impacted by any of the errors identified. In addition, the qualitative considerations below support the fact that the measures of earnings discussed above (both operating income and net income) are not important to the users of the financial statements.

Qualitative assessment:

Relevant performance measures to the user of financial statements

For a publicly held entity, net income and operating income are typically considered key performance measures to the users of its financial statements. For LipoScience, net income and operating income are not considered to be key performance measures to the users of our financial statements; rather, the

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Company believes that existing and potential investors (including analysts and underwriters) focus on the Company’s top-line revenue performance, gross profit margin, EBITDA and cash flows from operations. The rationale for this is that the Company has historically incurred a loss (or a very small profit) and expects to continue to incur losses for the next several years as the Company increases its expenses in an effort to increase market share for its proprietary NMR Lipoprofile test and to develop new diagnostic tests. This is evident in its historical financial statements and these expectations have been disclosed in the Company’s Form S-1. As such, management concluded that these error corrections have no impact to these key performance measures important to users (both existing and new investors, analysts and underwriters) of the Company’s financial statements. The Company believes that reflecting these error corrections entirely in the current period does not mislead or incorrectly influence the users of our financial statements as these errors do not impact these key measures. Moreover, the Company believes that reflecting these error corrections in the current period does not result in a failure to meet analyst’s consensus expectations as the Company is not currently public and these errors do not impact the financial forecast or modeling of the Company. Accordingly, management has concluded that the specific line items impacted by the misstatements (primarily related to R&D Expense, Operating Expense, Operating Income (Loss), Net Income (Loss), Property (net) and Accumulated Deficit) are not critically important to the user’s understanding of the financial performance of the Company.

Pervasiveness of errors identified

Management determined that these errors only affect the following general ledger accounts:

•	depreciation expense (income statement account);

•	property and equipment (balance sheet account);

•	construction in process (balance sheet account); and

•	accumulated depreciation (balance sheet account)

These errors are not pervasive in any other general ledger accounts within the Company’s financial statements. Furthermore, these errors are isolated in nature within a routine process of generating PP&E, specifically related to assets that are used in a research setting. It is not the Company’s normal course of business operation to be placing its Vantera analyzers (i.e., in academic research facilities or laboratory customer sites) for external validation studies, design and testing. The number of transactions was extremely limited (i.e., only three instances were identified over a period of five years). Lastly, management believes the Company has identified the maximum exposure related to this issue.

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Other qualitative factors considered

Management also evaluated a number of qualitative factors and noted that these errors do not:

•	result in a change of earnings trends or other trends (as illustrated in the above analysis);

•	change in current year period income to a loss (as illustrated in the above analysis);

•	affect analyst expectations;

•	impact on segment information;

•	affect compliance with regulatory requirements;

•	affect compliance with loan covenants or other contractual requirements;

•	have an effect of increasing management’s compensation; or

•	conceal an unlawful transaction.

In light of all the facts considered and included above and the requirements of SAB 99, management has concluded, that the judgment of a reasonable person relying upon the Company’s financial statements would not be changed or be influenced by the inclusion or correction of these errors. Accordingly, reflecting the correction of these errors entirely in the interim financial statements for the six months ended June 30, 2012 was deemed not to be material.

* * * *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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December 4, 2012

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•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Richard O. Brajer, LipoScience, Inc.

Timothy J. Williams, LipoScience, Inc.

Darren K. DeStefano, Cooley LLP

Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

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